SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                            Pride International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74153Q102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Seadrill Limited
                                P.O. Box HM 1593
                          Par-la-Ville Place, 4th Floor
                              14 Par-la-Ville Road
                             Hamilton HM 08 Bermuda
                                  (441)295-6935

                                 With a copy to:

                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 574-1200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 15, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74153Q102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seadrill Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP NO. 74153Q102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hemen Holding Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH 7. SOLE VOTING POWER -0-

8.   SHARED VOTING POWER

     16,500,000

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP NO. 74153Q102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John Fredriksen

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                       (b) [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP NO. 74153Q102            SCHEDULE 13D

Item 1.  Security and Issuer
----------------------------

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JUNE 1, 2009.

Item 2.  Identity and Background
--------------------------------

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JUNE 1, 2009.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The source of funds for the purchases of 200,000 shares of Common Stock held in the account of Seadrill Limited ("Seadrill") was $6,967,840, representing the working capital of Seadrill.

As described in Item 6 below, on July 15, 2009 and July 16, 2009 Seadrill terminated its forward contract with Nordea Bank Finland, Plc ("Nordea") dated January 15, 2009 and its forward contract with DnB NOR Bank ASA ("DnB") dated April 15, 2009, respectively. Both forward contracts are described in Seadrill's
Schedule 13D filed with the Securities and Exchange Commission on June 1, 2009.

On July 15, 2009, Seadrill entered into a new forward contract with Nordea whereby Seadrill agreed to purchase 8,229,200 shares of Common Stock from Nordea on July 20, 2009, for a purchase price of $201,636,795.92. On the same day, Seadrill entered into a new forward contract with DnB whereby Seadrill agreed to purchase 8,070,800 shares of Common Stock from DnB on September 3, 2009, for a purchase price of $203,836,124.80.

None of the other persons named in response to Item 2 hold any shares of Common Stock in their accounts.

Item 4.  Purpose of Transaction
-------------------------------

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JUNE 1, 2009.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JUNE 1, 2009.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
--------------------------------------------------------------------------------

On July 15, 2009 and July 16, 2009 Seadrill terminated its forward contract with Nordea dated January 15, 2009 and its forward contract with DnB dated April 15, 2009, respectively. Both forward contracts are described in Seadrill's Schedule 13D filed with the SEC on June 1, 2009.

On July 15, 2009, Seadrill entered into a new forward contract with Nordea whereby Seadrill agreed to purchase 8,229,200 shares of Common Stock from Nordea on July 20, 2009, for a purchase price of $201,636,795.92. On the same day, Seadrill entered into a new forward contract with DnB whereby Seadrill agreed to purchase 8,070,800 shares of Common Stock from DnB on September 3, 2009, for a purchase price of $203,836,124.80.

Other than the information disclosed herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A - Joint Filing Undertaking.

Exhibit B - Forward Contract dated July 15, 2009.

Exhibit C - Forward Contract dated July 16, 2009.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 2009

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer

HEMEN HOLDING LIMITED

By: /s/ Dimitris Hannas
    ------------------------
Name:   Dimitris Hannas
Title:  Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen

                                    EXHIBIT A

                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the shares of common stock of Pride International, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

Dated:  July 30, 2009

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer

HEMEN HOLDING LIMITED

By: /s/ Dimitris Hannas
    ------------------------
Name:   Dimitris Hannas
Title:  Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen

                                    EXHIBIT B

                      FORWARD CONTRACT DATED JULY 15, 2009

Nordea

                                                        Confirmation
                                                                1(5)   Page
                                                           15 Jul 09   Date
                                                            19532804   Reference

SEADRILL LIMITED

Attn: Are Fredhammer                                       + 358 9 165 59832 Tel
Fax:  51 30 96 88                                           +358 9 165 59311 Fax
                                                                   10@nordea.com

                                       OTC
                  PHYSICALLY-SETTLED SHARE FORWARD TRANSACTION:

Nordea Bank Finland, Plc
2747 Local Derivatives
Operations FIN-00020 NORDEA
FINLAND
================================================================================

Dear Sirs Madams:

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the Transaction entered into between Nordea Bank Finland Pie (Nordea) and SEADRILL LIMITED ("Counterparty") on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified below.

The definitions and provisions contained in the 2000 ISDA Definitions (the "Swap Definitions") and in the 2002 ISDA Equity Derivatives Definitions (the "Equity Definitions", and together with the Swap Definitions, the "Definitions"), in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern. In the event of any inconsistency between either set of Definitions and this Confirmation, this Confirmation will govern. In the event of any inconsistency between this Confirmation and the Definitions or the Master Agreement, this Confirmation will govern

References in the Swap Definitions to the term "Swap Transaction" shall be deemed to be references to the term "Transaction" for the purposes of this Confirmation.

1. This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement, as amended and supplemented from time to time (the "Agreement"), between you and us. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

     If we have not yet executed an ISDA Master Agreement, this Confirmation evidences a binding agreement between you and us as to the terms of the Transactions to which this Confirmation relates. In addition, you and we agree to use all reasonable efforts promptly to negotiate, execute and deliver an agreement in the form of the ISDA Master Agreement, with such modifications as you and we will in good faith agree. Upon the execution by you and us of such an agreement, this Confirmation will supplement, form a part of, and be subject to that agreement. All provisions contained in or incorporated by reference in that agreement upon its execution will govern this Confirmation except as expressly modified below.

     Until we execute and deliver that agreement, this Confirmation, together with all other documents referring to the ISDA Form (each a "Confirmation") confirming transactions (each a "Transaction")

Nordea Bank Finland Plc
Aleksanterinkatu 36, FI-00020 NORDEA
www.nordea.com

Nordea

                                                        Confirmation
                                                                2(5)   Page
                                                           15 Jul 09   Date
                                                            19532804   Reference

     entered into between us (notwithstanding anything to the contrary in a Confirmation), shall supplement, form a part of and be subject to an agreement in the form of the ISDA Form as if we had executed an agreement in such form (but without any Schedule except for the election of English law as the governine law) on the Trade Date of the first such Transaction between us. In the event of any inconsistency between the provisions of that agreement and this Confirmation, this Confirmation will prevail for the purpose of this Option Agreement.

2. The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

     Nordea reference:                     19532804
     Trade Date:                           15 Jul 09
     Trade Time:                           12:49 CET
     Effective Date:                       20 Jul 09
     Seller:                               Nordea
     Buyer:                                Counterparty
     Shares:                               PRIDE INTERNATIONAL INC
     ISIN:                                 US74153Q1022
     Number of Shares:                     8.229.200
     Forward Price:                        USD 24,5026
     Exchange:                             NEW YORK STOCK EXCHANGE
     Related Exchange(s):                  NYSE

Valuation:

     Valuation Time:                       The Scheduled Closing Time on the
                                           relevant Exchange on the relevant
                                           Valuation Date.
     Valuation Date:                       26 Aug 09
     Averaging Dates:                      Not Applicable
     Averaging Date Disruption:            Not Applicable
     Relevant Price:                       In case of Index underlying: The
                                           level of Index determined by the
                                           Calculation Agent as of the Valuation
                                           Time on the Valuation Date. In case
                                           of Share underlying: The price per
                                           share determined by the Calculation
                                           Agent as of the Valuation Time on the
                                           Valuation Date.

Settlement Terms:

     Physical Settlement:                  Applicable
     Settlement Date:                      Three (3) Business Days after the
                                           Valuation Date
     Settlement Currency:                  USD
     Settlement Price:                     The Forward Price
     Business Days for Payments:           Washington

Share Adjustments

     Method of Adjustments:                Calculation Agent Adjustment

Extraordinary Events:

     Consequences of Merger Events:

Nordea Bank Finland Plc
Aleksanterinkatu 36, FI-00020 NORDEA
www.nordea.com

Nordea

                                                        Confirmation
                                                                3(5)   Page
                                                           15 Jul 09   Date
                                                            19532804   Reference

     Share for Share:                      Modified Calculation Agent Adjustment
     Share for Other:                      Modified Calculation Agent Adjustment
     Share for Combined:                   Modified Calculation Agent Adjustment
     Determining Party:                    Nordea

     Tender Offer:                         Applicable

     Consequences of Tender Offers:
     Share for Share:                      Modified Calculation Agent Adjustment
     Share for Other:                      Modified Calculation Agent Adjustment
     Share for Combined:                   Modified Calculation Agent Adjustment
     Determining Party:                    Nordea

     Composition of Combined               Not Applicable
     Consideration:
     Nationalization, Insolvency or        Cancellation and Payment
     Delisting:                            (Calculation Agent Determination)

     Determining Party:                    Nordea

Additional Disruption Events:

     Change in Law:                        Applicable
     Failure to Deliver:                   Applicable
     Insolvency Filing:                    Applicable
     Hedging Disruption:                   Applicable
     Hedging Party:                        Nordea
     Increased Cost of Hedging:            Applicable
     Hedging Party:                        Nordea
     Loss of Stock Borrow:                 Not Applicable
     Hedging Party:                        Nordea
     Increased Cost of Stock Borrow:       Not Applicable
     Determining Party:                    Nordea

     Non-Reliance:                         Applicable
     Agreements and Acknowledgments
     Regarding Hedging Activities:         Applicable
     Additional Acknowledgments:           Applicable

3.   Calculation Agent: Nordea

4.   Account Details:

5.   Offices:

Nordea Bank Finland Plc
Aleksanterinkatu 36, FI-00020 NORDEA
www.nordea.com

Nordea

                                                        Confirmation
                                                                4(5)   Page
                                                           15 Jul 09   Date
                                                            19532804   Reference

     (a)  The Office of Nor(lea Bank Finland Plc for the Transaction is
          Helsinki: and

     (b)  The office of Counterpart for the Transaction is Stavanger

6.   Transfer:

     Notwithstanding anything in the Confirmation or the Agreement, Nordea may assign its rights and obligations under this Transaction, in whole and not in part, to any affiliate of Nordea effective upon delivery to Counterpart of a written notification thereof

7.   Governing Law:                        English Law

Contact information relating to Nordea

Settlement:
Nordea Bank Finland Plc
2747 Local Derivatives Operations
Aleksis Kiven katu 9
FIN-00020 Nordea
fax. +358 9 165 59311
tel. + 358 9 165 59832

Legal:
Nordea Bank Finland Plc
2948 Debt and Structured Finance
Legal,
Aleksis Kiven katu 3-5
FIN-00020 Nordea
fax. + 358 9 627 956
tel. + 358 9 165 59316

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us or by sending to us a letter or telex substantially similar to this letter, which letter or telex sets forth the material terms of the Transaction to which this Confirmation relates and indicates your agreement to those terms.

Nordea Bank Finland Plc
Aleksanterinkatu 36, FI-00020 NORDEA
www.nordea.com

Nordea

                                                        Confirmation
                                                                5(5)   Page
                                                           15 Jul 09   Date
                                                            19532804   Reference

Yours sincerely,

Nordea Bank Finland Plc


/s/ Bo Havresoe                            /s/ Mette Ersking
----------------------------------------   -------------------------------------
Name:      Bo Havresoe                     Name:      Mette Ersking
Title:     Head of Control &               Title:     Head of Global Derivatives
           Listed Derivatives DK                      Operations

Confirmed as of the date first above written:

SEADRILL LIMITED


/s/ Jon Olav Osthos                        /s/ Harald Grosfield
----------------------------------------   -------------------------------------
Name:      Jon Olav Osthos                 Name:      Harald Grosfield
Title:     Director of Control             Title:     Attorney-in-fact


Nordea Bank Finland Plc
Aleksanterinkatu 36, FI-00020 NORDEA
www.nordea.com

                                         EXHIBIT C

                            FORWARD CONTRACT DATED JULY 16, 2009

DnBNOR
Markets
--------------------------------------------------------------------------------



Seadrill Ltd
C/O Seadrill Management AS
P. O. Box 110
N-4001 STAVANGER

                                                              Bergen, 16.07.2009

                                  Confirmation

                                    CONTRACT
                                       FOR
                                 THE PURCHASE OF
                                 AD-HOC FORWARD

The purpose of this agreement (this "Confirmation") is to confirm the terms and conditions of the Contract
                                                    entered into between
                                                    Seadrill Ltd ("The Buyer")
                                                    and DnB NOR Bank ASA ("The
                                                    Seller") on the Trade Date
                                                    specified below (the
                                                    "Contract").

The terms of the Contract to which this Confirmation relates are as follows:

Trade date:                         July 15th 2009

Time:                               CET 22:00

Buyer:                              Seadrill Limited

Buyers number/safe acc:

Deposit account pledged as
collateral:

Seller:                             DnB NOR Bank ASA - DnB NOR Markets

Sellers settlement account no.:     000102511012

Underlying Shares :                 PRIDE INTL INC (PDE)

Number of Shares:                   8,070,800

Forward price per Share:            USD 25,256

Total Purchase Price:               USD 203,836,124.80

Transaction type:                   Forward with delivery of the Shares.

                                    The forward contract cannot generally be traded. It may only be sold pursuant to a separate agreement with DnB NOR Bank ASA .

Closing trade:                      A closing trade may be executed, but only
                                    at the Total Purchase Price.

DnB NOR Markets - a part of Dn8 NOR Bank ASA
EMS NOR Bank ASA NO-0021 Oslo, Norway
Office: Stranden 21, Oslo Telephone: +47 22 48 10 50
Register of Business Enterprises NO 984 851 006 MVA.
Swift address:  DNBANOKX    www.dnb.nor.no/markets

DnBNOR
Markets
--------------------------------------------------------------------------------

Settlement Date:                    September 3rd 2008

Settlement:                         On the Settlement Date the Seller shall
                                    deliver the Shares upon the Buyer's payment of the Total Purchase Price. The delivery shall be deemed to be on time if the Shares are available on the deposit account specified above on or before the Settlement
                                    Date. Payment shall be deemed to be on time if the Total Purchase Price is available on the Seller's settlement account as specified above on or before the Settlement
                                    Date. Timely delivery is conditional on the Buyer's timely payment.

                                    In the event that the underlying Share is suspended from quotation on the stock exchange, the contract may be completed if it was entered into before the date of suspension, cfr. article 9-4 of the Norwegian Securities Trading Act.

                                    The Buyer hereby authorises DnB NOR Markets to debit the Total Purchase Price from the Buyer's bank account in DnB NOR Bank ASA, or another bank, or to instruct another bank to debit the Buyer's bank account in that bank for said amount on the Settlement Date.

Dividend:                           If any dividend is paid on the Share in the
                                    time between the Trade Date and the
                                    Settlement Date to DnB NOR Markets, such dividend shall accrue to the Buyer. The dividend shall then be credited the Buyer's bank account.

Collateral:                         DnB NOR Markets shall at all times ensure
                                    that it has satisfactory collateral for the due performance of the Buyer's obligations, cfr. article 9-5 of the Norwegian
                                    Securities Trading Act. The collateral
                                    shall be furnished in the form of a cash deposit and the Buyer must sign a declaration of pledge. The amount of the collateral shall at all time meet DnB NOR
                                    Markets' requirements.

                                    Upon entry into the contract the collateral shall comprise 20% of the Total Purchase Price. For the duration of the Contract additional collateral shall be furnished that corresponds to the unrealised loss the forward contract entails for the Buyer, calculated as the Total Purchase Price minus the value of the Underlying Shares, if such loss equals more than 25% of the value of the collateral pledged on entry into this contact. The value of the Shares shall be computed on the basis of the stock market price or a value set by DnB NOR Markets as Calculation Agent.

                                    The Buyer shall furnish the required
                                    additional collateral on the same day that Buyer receives notice from DnB NOR Markets that the current collateral is insufficient. If such additional collateral is not furnished that day, this constitutes an event of Default and the Buyer is entitilet to carry out such measures as set out in this contract, cfr. Default.

DnB NOR Markets - a part of Dn8 NOR Bank ASA
EMS NOR Bank ASA NO-0021 Oslo, Norway
Office: Stranden 21, Oslo Telephone: +47 22 48 10 50
Register of Business Enterprises NO 984 851 006 MVA.
Swift address:  DNBANOKX    www.dnb.nor.no/markets

DnBNOR
Markets
--------------------------------------------------------------------------------

Address for Notices to the Buyer:   Seadrill Limited
                                    c/o Seadrill Management AS
                                    P. 0. Box 110
                                    N-4001 STAVANGER

                                    Attention:     Harald Grqsfjeld

                                    E-mail:        harald.grosfjeld@seadrill.com

                                    Phone:         +47 51 30 96 96

                                    Fax:           +47 51 30 96 88

Address for Notices to the Seller:  DnB NOR Bank ASA
                                    DnB NOR Markets KSC
                                    P. 0. Box 7100
                                    N-5020 BERGEN

                                    Attention:     Securities Finance

                                    Phone:         +47 55 21 96 69

                                    Fax:           +47 56 12 87 80

                                    To achieve additional collateral being
                                    received the same day notice to Buyer will be given by phone or fax. Fax shall be deemed received when a confirmed answerback is received at the end of the transmission. However if a communication is received after business hours on any business day or on a day which is not a business day in the place of receipt it shall be deemed to be received and become effective on the next business day in the place of receipt.

Default: In the event of a default, including failure on the part of the Buyer to furnish necessary collateral by the stipulated deadline, DnB NOR Markets, without the necessity of initiating legal or other proceedings, has the right to use some or all of the pledged collateral to cover secured claims.

                                    If the realisation of the pledged collateral does not cover the Total Purchase Price, DnB NOR Markets is entitled to sell Underlying Shares, for the Buyer's account and risk, to cover the Total Purchase Price. Such sales shall be at the stock market price or another price that is considered to be reasonable given the market position set by DnB NOR Markets as Calculation Agent.

                                    The Buyer is liable for any outstanding, uncovered portion of the Total Purchase Price and is not limited to the balance on the collateral account at the time in question.

DnB NOR Markets - a part of Dn8 NOR Bank ASA
EMS NOR Bank ASA NO-0021 Oslo, Norway
Office: Stranden 21, Oslo Telephone: +47 22 48 10 50
Register of Business Enterprises NO 984 851 006 MVA.
Swift address:  DNBANOKX    www.dnb.nor.no/markets

DnBNOR
Markets
--------------------------------------------------------------------------------

                                    The Buyer is liable and shall indemnify
                                    Seller for any loss, expence or obligation of whatever kind incurred by the Buyer as a direct or indirect consequence of The Buyers Default.

Calculation Agent:                  DnB NOR Markets

Adjustments:                        In the event of changes in the share
                                    capital or other special circumstances in the company that issued the Underlying
                                    Shares, this contract shall be adjusted by DnB NOR Markets as Calculation Agent in accordance with the rules for Trades in Derivative Contracts on the Oslo Stock
                                    Exchange and the rules for Clearing of
                                    Trades in Derivative Contacts in VPS
                                    Clearing ASA to the extent that this is
                                    appropriate. The same applies in the event that the Underlying shares have been delisted on the Settlement Day.

Relationship                        Between Parties: Each party will be deemed
                                    to represent to the other party on the date on which it enters into a Contract that (absent a written agreement between the parties that expressly imposes affirmative obligations to the contrary for that Contract):

(a) Non-Reliance:                   It is acting for its own account, and it
                                    has made its own independent decisions to enter into that Contract and as to whether that Contract is appropriate or proper for it based upon its own judgement and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or a recommendation to enter into that Contract;
                                    it being understood that information and explanations related to the terms and conditions of a Contract shall not be considered investment advice or a recommendation to enter into that Contract.
                                    No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of that Contract.

(b) Assessment and Understanding:   It is capable of assessing the merits of and
                                    understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of that Contract. It is also capable of assuming, and assumes, the risk of that Contract. The relevant balance on the collateral account does not constitute an upper limit for loss the Buyer could incur and the Byers liability for the Contract is not limited to this amount.

(c) Status of the Parties:          The other party is not acting as a fiduciary
                                    for or an advisor to it in respect of that Contract.

d) Responsablity                    It is the responsibility of the Buyer to
                                    comply with any reporting or disclosure
                                    requirements or other obligations according to laws and/or regulations as they apply from time to time.

DnB NOR Markets - a part of Dn8 NOR Bank ASA
EMS NOR Bank ASA NO-0021 Oslo, Norway
Office: Stranden 21, Oslo Telephone: +47 22 48 10 50
Register of Business Enterprises NO 984 851 006 MVA.
Swift address:  DNBANOKX    www.dnb.nor.no/markets

DnBNOR
Markets
--------------------------------------------------------------------------------

e) Governing Law:                   Any disputes under the Contract shall be
                                    decided according to Norwegian law with the Oslo municipal court as the agreed court of venue.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us at your earliest convenience to:

     DnB NOR Bank ASA
     DnB NOR Markets KSC
     P. O. Box 7100 N-5020 BERGEN

Yours sincerely,                   Confirmed as of the date first above written:
for DnB NOR Bank ASA               for Seadrill Limited

/s/ Trond Olav Ovreas
Name:    Trond Olav Ovreas         Name:
Title:   Operational Officer       Title:

/s/ Daniel Stoen
Name:    Daniel Stoen
Title:   Operational Officer

DnB NOR Markets - a part of Dn8 NOR Bank ASA
EMS NOR Bank ASA NO-0021 Oslo, Norway
Office: Stranden 21, Oslo Telephone: +47 22 48 10 50
Register of Business Enterprises NO 984 851 006 MVA.
Swift address:  DNBANOKX    www.dnb.nor.no/markets

SK 25542 0002 1017725